As filed with the Securities and Exchange Commission on May 17, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

(Amendment No. 3)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Applied Micro Circuits Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK

par value $0.01 per share

(Title of Class of Securities)

03822W109

(CUSIP Number of Class of Securities (Underlying Common Stock))

Kambiz Y. Hooshmand

President and Chief Executive Officer

Applied Micro Circuits Corporation

215 Moffett Park Drive

Sunnyvale, California 94089

(858) 450-9333

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Cynthia J. Moreland, Esq. Vice President, General Counsel and Secretary Applied Micro Circuits Corporation 215 Moffett Park Drive Sunnyvale, California 94089 (858) 450-9333	D. Bradley Peck, Esq. Jason L. Kent, Esq. Cooley Godward Kronish LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$81,520,165.24	$2,502.67
*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 9,888,782 shares of common stock of Applied Micro Circuits Corporation having an aggregate value of $81,520,165.24 as of March 31, 2007 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the aggregate amount of transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,502.67	Filing Party: Applied Micro Circuits Corporation
Form or Registration No.: 005-53429	Date Filed: April 6, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

(AMENDMENT NO. 3)

This Amendment No. 3 to Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission on April 6, 2007, as amended and supplemented (the “Schedule TO”), in connection with an offer by Applied Micro Circuits Corporation (the “Company”) to exchange certain stock options to purchase shares of the Company’s common stock, par value $0.01 per share, with exercise prices equal to or greater than $4.90 per share, for a reduced number of restricted stock units to be granted under the Company’s 2000 Equity Incentive Plan, upon the terms and conditions set forth in the Offer to Exchange Outstanding Options to Purchase Common Stock dated April 6, 2007, as amended and supplemented (the “Offer to Exchange”).

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

The Offer to Exchange expired at 5:00 p.m. U.S. Pacific Time on Thursday, May 10, 2007. Pursuant to the Offer to Exchange, the Company accepted for exchange options to purchase an aggregate of 7,863,873 shares of the Company’s common stock from 208 eligible participants, representing 79.5% of the shares subject to options that were eligible to be exchanged in the Offer to Exchange as of March 31, 2007. Upon the terms and subject to the conditions set forth in the Offer to Exchange, the Company will issue restricted stock units covering an aggregate of 1,751,164 shares of the Company’s common stock in exchange for the options surrendered pursuant to the Offer to Exchange.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2007

APPLIED MICRO CIRCUITS CORPORATION

By:	/s/ CYNTHIA J. MORELAND
Cynthia J. Moreland Vice President, General Counsel and Secretary

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)*	Offer to Exchange Outstanding Options to Purchase Common Stock, dated April 6, 2007.

99.(a)(1)(B)*	Form of Election Form.

99.(a)(1)(C)*	Form of Notice of Withdrawal.

99.(a)(1)(D)*	Form of Confirmation of Receipt of Election Form.

99.(a)(1)(E)*	Form of Confirmation of Receipt of Notice of Withdrawal.

99.(a)(1)(F)*	Form of E-Mail Reminder of Expiration Date.

99.(a)(1)(G)*	E-Mail dated April 6, 2007 from Kambiz Y. Hooshmand to employees of the Company.

99.(a)(1)(H)*	E-Mail dated April 6, 2007 from Stock Administration to holders of Eligible Option Grants.

99.(a)(1)(I)	Annual Report on Form 10-K for the fiscal year ended March 31, 2006 filed with the SEC on January 10, 2007 and incorporated herein by reference.

99.(a)(1)(J)	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006, filed with the SEC on January 10, 2007 and incorporated herein by reference.

99.(a)(1)(K)	Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006, filed with the SEC on January 10, 2007 and incorporated herein by reference.

99.(a)(1)(L)	Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006, filed with the SEC on February 9, 2007 and incorporated herein by reference.

99.(a)(1)(M)**	Amendment No. 1 to Offer to Exchange Outstanding Options to Purchase Common Stock.

99.(a)(1)(N)**	Form of E-Mail Notice of Amendment to Offer to Exchange.

99.(a)(1)(O)***	Amendment No. 2 to Offer to Exchange Outstanding Options to Purchase Common Stock.

(b)	Not applicable.

99.(d)(1)*	Applied Micro Circuits Corporation 1992 Equity Incentive Plan and form of Stock Option Agreement.

99.(d)(2)*	Applied Micro Circuits Corporation 2000 Equity Incentive Plan.

99.(d)(3)*	Form of Stock Option Agreement under the 2000 Plan.

99.(d)(4)*	Form of Restricted Stock Unit Agreement under the 2000 Plan.

99.(d)(5)	MMC Networks, Inc. 1997 Stock Plan and form of Stock Option Agreement. Filed as an exhibit to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2001, filed with the SEC on May 23, 2001 and incorporated herein by reference.

99.(d)(6)	JNI Corporation 2000 Non-Qualified Stock Option Plan and form of Stock Option Grant Agreement. Filed as an exhibit to the Registration Statement on Form S-1 filed by JNI Corporation on September 3, 1999 and incorporated herein by reference.

99.(d)(7)	3Ware, Inc. 1997 Stock Option Plan and form of Incentive Stock Option Grant Agreement. Filed as an exhibit to the Company’s Registration Statement on Form S-8, filed with the SEC on April 8, 2004 and incorporated herein by reference.

99.(d)(8)	Raleigh Technology Corp. Equity Compensation Plan and form of Incentive Stock Option Agreement. Filed as an exhibit to the Company’s Registration Statement on Form S-8, filed with the SEC on March 19, 2001 and incorporated herein by reference.

*	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on April 6, 2007, and incorporated herein by reference.
**	Previously filed with the Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on April 27, 2007, and incorporated herein by reference.
***	Previously filed with the Amendment No. 2 to Schedule TO filed with the Securities and Exchange Commission on May 8, 2007, and incorporated herein by reference.